Mark S. Kingsley 212 836-7092 Fax 212 836-6792 mkingsley@kayescholer.com 425 Park Avenue New York, New York 10022-3598 212 836-8000 Fax 212 836-8689 www.kayescholer.com

February 3, 2012

BY EDGAR AND BY HAND

Mr. Lyn Shenk

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Re:	Spirit AeroSystems Holdings, Inc.

Form 10-Q for Fiscal Quarter Ended September 29, 2011

Filed on November 4, 2011

File No. 001-33160

Dear Mr. Shenk:

This letter is submitted on behalf of our client, Spirit AeroSystems Holdings, Inc. (the “Company”), in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-Q for the fiscal quarter ended September 29, 2011 (File No. 001-33160) filed with the Commission on November 4, 2011, as set forth in your letter to Philip D. Anderson, the Company’s Senior Vice President and Chief Financial Officer, dated December 29, 2011. The information in this response was provided to us by the Company.

The text of the comments contained in the Staff’s letter are set forth in italics below, immediately followed by the Company’s responses.

Form 10-Q for Fiscal Quarter Ended September 29, 2011

Management’s Discussion and Analysis, page 39

Operating Activities, page 49

1.	Please quantify each factor cited as a reason for the variance in operating cash flows so that investors may understand the relative impact of each. In particular, clarify the overall net effect of inventory in terms of cash, for it appears that your current discussion of inventory and its components are in terms of both increases in and decreases to cash outflow for each individual aspect. In so doing, note that the net sum of the factors cited should substantially account for the amount of the variance.

February 3, 2012

RESPONSE: As discussed supplementally with the Staff, the Company will disclose in future filings the cash-based factors that drive cash inflows or outflows from operating activities. The intended disclosure will be based on the following sample disclosure applicable to the Company’s 2011 third fiscal quarter, revised as appropriate to reflect then-current circumstances:

“The reduction in net cash used in operating activities was mainly due to increased cash receipts of approximately $376.7 million primarily driven by additional revenue from unit deliveries and aftermarket volume. This was partially offset by cash consumption of approximately $307.9 million largely resulting from continued growth in inventory to support engineering development and start-up production costs for new programs as well as costs for ramp-up activities for increasing build rates on several Boeing programs. We paid $26.6 million in profit sharing during the nine months ended 2011, which was included in inventory, compared to zero paid for the same period in 2010.

The $175.8 million net cash outflow for the nine months ended September 29, 2011 was largely the result of approximately $3.45 billion in expenditures for continued growth in inventory to support engineering development and start-up production costs for new programs, including the B787, A350 XWB and Gulfstream programs, and for ramp-up activities for increasing build rates on the B737 and B777 programs, partially offset by cash receipts of approximately $3.29 billion driven by revenue from unit deliveries, which increased across all Boeing models, the A320 and A330/340 programs, and aftermarket volume. The $239 million net cash outflow for the same period in 2010 was largely due to spending of approximately $3.15 billion primarily on inventory growth, partially offset by cash receipts of approximately $2.9 billion from unit deliveries. The net cash outflow in the first nine months of both 2010 and 2011 was also partially driven by the fact that the purchase price for the B787 ship sets we delivered in 2010 and most of the B787 ship sets we delivered in 2011 was paid by the customer through liquidation of customer advances rather than by payment of cash. Cash payments for the B787 units resumed in the third quarter of 2011.”

2.	Many of the items cited for the decrease in net cash used in operating activities appear to be noncash in nature, such as forward loss charges recognized, pricing and settlement adjustments mostly recorded as credits to deferred production, decrease in deferred production balances, and liquidation of customer advances. Note that the variance in operating cash flows should be in terms of items that affect cash. Please revise your analysis accordingly.

RESPONSE: Please see the response to Comment No. 1.

3.	You state that the decrease in operating cash outflow is primarily due to timing of trade payables and long-term liabilities. Please revise your analysis to discuss the reason for the timing and its relative impact.

February 3, 2012

RESPONSE: Please see the response to Comment No. 1.

4.	We note that you reported net cash used in operating activities in each interim period in 2011. Accordingly, in addition to analyzing the variance in operating cash flows between periods, please discuss the reason for the net cash outflow for 2011 and its impact on your liquidity, working capital and operations. Include in your discussion how long you expect the net cash outflow to continue, and if it is to continue, your plans on achieving net cash inflow, as well as your view as to operating cash flows as a primary source of your liquidity and contributor to funding your operations, inventory growth, planned capital investments, research and development expenditures and scheduled debt service payments for the next twelve months.

RESPONSE: As discussed supplementally with the Staff, the Company will include disclosure in future filings based on the following sample disclosures applicable to the Company’s 2011 third fiscal quarter, revised as appropriate to reflect then-current circumstances:

The following disclosure will be included in the introduction to the “Liquidity and Capital Resources” Section under Management’s Discussion and Analysis:

“Our business model is comprised of four to six year non-recurring investment periods, which include design and development efforts, followed by ten to twenty years of recurring production. The non-recurring investment periods require significant outflows of cash as we design the product, build tooling, purchase equipment and build initial production inventories. These activities are typically funded partially through customer advances and milestone payments, which are offset against revenue as production units are delivered in the case of customer advances, or recognized as revenue as milestones are achieved in the case of milestone payments. The remaining funds needed to support non-recurring programs come from predictable cash inflows from our mature programs that are in the recurring phase of the production cycle. Occasionally, we have utilized borrowings and other sources of cash to fund non-recurring investments during periods where cash received from our customers is not adequate to fund our purchase commitments. The non-recurring investment period typically ends concurrently with initial deliveries of completed aircraft by our customers, which indicates that a program has entered into the recurring production phase. When a program reaches steady recurring production, it typically results in long-term generation of cash from operations. As part of our business model, we continuously add new non-recurring programs, which are supported by mature programs that are in the steady recurring phase of the production cycle to promote growth.

In 2011, we had multiple programs in the non-recurring investment phase requiring capital investment that was funded by cash from operations and cash from our senior notes issued in 2009 and 2010. During the year, several of these programs, including the B787-8 and B747-8, moved into the production phase and began generating cash inflows in 2011. Additional programs are expected to complete their non-recurring phase and enter into the recurring production phase in 2012.”

February 3, 2012

The following disclosure will be included in the “Future Cash Needs and Capital Spending” Section under Management’s Discussion and Analysis:

“Our primary future cash needs will consist of working capital, debt service, research and development and capital expenditures. We expend significant capital as we undertake new programs, which begin in the non-recurring investment phase of our business model. In addition, we expend significant capital to meet increased production rates on certain mature programs, including the B737. We also require capital to develop new technologies for the next generation of aircraft.”

5.	Please provide us with a copy of your intended disclosure in regard to net cash flows of operating activities revised for the above comments as appropriate.

RESPONSE: Please see the responses to Comments No. 1-4.

In addition, in supplemental discussions with the Staff, they gave additional oral comments to the Company. The Staff’s supplemental comments are restated in italics below, immediately followed by the Company’s responses.

1.	Please provide disclosure responsive to Regulation S-X Rule 5-02.6(b) in future filings.

RESPONSE: The Company has reviewed the requirements of Regulation S-X Rule 5-02.6(b) and concurs with the Staff’s position that these disclosure requirements are applicable to the Company. Prospectively, the Company plans to update its accounting policy footnote disclosure to discuss the Company’s judgments used in determining the block sizes for mature and development programs. Additionally, the Company plans to update its inventory footnote disclosure for certain contracts to quantify the number of units in its contract blocks, the number of units delivered and the number of units on order. As discussed with the Staff, most of the Company’s contracts are life of program contracts so it is not practical or possible to estimate the number of units that will ultimately be delivered under the program/contract.

2.	Please disclose the value of the deferred revenue provided by Boeing pursuant to the B787 Amendment in future filings.

RESPONSE: The Company will disclose this value in future filings.

3.	Please quantify the impact of the B787 Amendment on your financial statements.

RESPONSE: The Company will provide appropriate disclosure in response to this comment in future filings.

February 3, 2012

4.	Please summarize the B787 Amendment in future filings in accordance with FASB ASC 605-35-50-9.

RESPONSE: The Company will provide appropriate disclosure in response to this comment in future filings.

5.	Please consider whether the B787 Amendment is required to be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

RESPONSE: Item 601(b)(10) of Regulation S-K requires the filing of material contracts as exhibits to the relevant filings. Item 601(b)(10)(i) of Regulation S-K defines a material contract, in relevant part, as a “contract not made in the ordinary course of business which is material to the registrant.” Item 601(b)(10)(ii) goes on to state that if a contract is such as “ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed” unless it falls within one or more of several enumerated categories, in which case it must be filed except where immaterial in amount or significance. The relevant category is set forth in Item 601(b)(10)(ii)(B), as follows: “Any contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.” [emphasis added.] The B787 Amendment amends the Company’s long-term supply agreement for Boeing’s B787 program (the “B787 Supply Agreement”), which is an agreement of the type that ordinarily accompanies the kind of business of the Company. The B787 Supply Agreement, which the Company has described in detail in its public filings, accounted for 3% of the Company’s revenues in 2009 and 4% of the Company’s revenues in 2010. In 2011, after giving effect to the B787 Amendment, the B787 Supply Agreement accounted for 12% of the Company’s revenues, including pricing adjustments for ship sets delivered in prior years, and it is anticipated that in 2012, the B787 Supply Agreement will account for less than 10% of the Company’s revenues. In addition, the B787 continues to contribute less than 1% to the Company’s overall gross profit, as stated in its public filings. Meanwhile, the Company is also party to a long-term supply agreement with Boeing for the B737, B747, B767 and B777 platforms (the “Legacy Supply Agreement”), which has accounted for over 70% of the Company’s revenues in each of the last three years. The Company has filed the Legacy Supply Agreement as an exhibit to its public filings, as it is a contract to sell the major part of the Company’s products. The B787 Supply Agreement does not cover the major part of the Company’s products and therefore the Company’s business is not substantially dependent on the B787 Supply Agreement or the B787 Amendment, which amends the B787 Supply Agreement. As a result, the Company is not required to file the B787 Supply Agreement or the B787 Amendment as an exhibit to its public filings. As Boeing is a significant customer, the Company will continue to summarize certain material terms of the B787 Supply Agreement, as amended by the B787 Amendment, in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

February 3, 2012

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In connection with our response on behalf of the Company to the comments contained in the Staff’s letter, the Company has provided in Exhibit A, in writing, a statement by the Company acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance regarding this matter. Please contact me at (212) 836-7092 with any further comments or questions you may have.

Sincerely,

/s/ Mark S. Kingsley
Mark S. Kingsley

cc:	Doug Jones

Aamira Chaudhry

Philip D. Anderson

James S. Sharp

K. Jody Maupin

EXHIBIT A

SPIRIT AEROSYSTEMS HOLDINGS, INC.

3801 South Oliver Street

Wichita, Kansas 67210

                             February 3, 2012

BY EDGAR AND BY HAND

Mr. Lyn Shenk

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Re:	Spirit AeroSystems Holdings, Inc.

Form 10-Q for Fiscal Quarter Ended September 29, 2011

Filed on November 4, 2011 (the “Filing”)

File No. 001-33160

Dear Mr. Shenk:

In connection with Kaye Scholer LLP’s comment response letter, dated February 3, 2012, filed on behalf of Spirit AeroSystems Holdings, Inc. (the “Company”) with the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in response to the Staff’s letter to the Company dated December 29, 2011, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance regarding this matter.

[Signature Page Follows]

Very truly yours, Spirit AeroSystems Holdings, Inc.

By:	/s/ Philip D. Anderson
Name:	Philip D. Anderson
Title:	Senior Vice President and Chief Financial Officer

cc:	Doug Jones

Aamira Chaudhry

James S. Sharp

K. Jody Maupin

Mark S. Kingsley

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